Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

                                                 April 18, 2013

VIA EDGAR AND BY HAND

Michael McTiernan

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Re:	Altisource Residential Corporation
Amendment No. 2 to Registration Statement on Form S-11 (File No. 333-187318)

Dear Mr. McTiernan:

On behalf of our client, Altisource Residential Corporation (the “Company”), enclosed please find a copy of Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Amendment No. 1 to the Registration Statement filed with the Commission on April 8, 2013.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of April 17, 2013 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the Staff’s convenience, the Company has restated in this letter each of the Comments in the Comment Letter. Each of the numbered paragraphs below corresponds to the numbered Comment in the Comment Letter and includes the caption used in the Comment Letter. Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Amendment. All references to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the Amendment.

Completed Acquisitions of Non-performing Mortgage Loans, page 7

1.	We note your response to comment 2 and your “recent developments.” To the extent more than 10% of your loans, measured by unpaid balance, were purchased from a single seller, please identify the seller and disclose whether or not the seller originated the loans.

The Company has revised the disclosure on pages 7 and 64 in response to the Staff’s Comment.

Michael McTiernan

Securities and Exchange Commission

April 18, 2013

Current Portfolio, page 64

2.	We note your response to comment 6. Please revise to include cautionary language on the limitations of seller BPO’s, or tell us why you do not believe this is appropriate.

The Company has revised the disclosure on page 65 in response to the Staff’s Comment.

Draft Opinions

3.	Please revise or remove assumption (j) from the legal opinion as it appears to assume away the “duly authorized” opinion.

The Company has provided supplementally with this response letter a revised draft of the legal opinion for the Staff’s review.

4.	The penultimate paragraphs of both the legal and tax opinions appear to limit investor reliance on the opinions. Please revise to remove this limitation.

The Company has provided supplementally with this response letter revised drafts of the legal and tax opinions for the Staff’s review.

***************

Please telephone the undersigned at (212) 310-8870 if you have any questions or need additional information.

Sincerely,

/s/ Jennifer A. Bensch Jennifer A. Bensch

cc:	Ashish Pandey
Stephen H. Gray
Altisource Residential Corporation
c/o Altisource Asset Management Corporation
402 Strand Street
Frederiksted, United States Virgin Islands 00840-3531

Folake Ayoola
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010

Myles Pollin
Edward F. Petrosky
James O’Connor
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019